MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

February 1, 2007

3.	News Release

A news release dated February 1, 2007, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on February 1, 2007 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On February 1, 2007, TransGlobe announced a joint venture with Occidental of Yemen (Block 75), LLC on Block 75 in the Republic of Yemen.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

February 1, 2007

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ENTERS INTO A FIFTH BLOCK IN THE
REPUBLIC OF YEMEN

Calgary, Alberta, Thursday, February 1, 2007 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") is pleased to announce a joint venture with Occidental of Yemen (Block 75), LLC (“Occidental”) on Block 75 in the Republic of Yemen.

Block 75, Republic of Yemen (25% working interest)

TG Holdings Yemen Inc., a wholly owned subsidiary of TransGlobe Energy Corporation, has agreed to participate at a 25% working interest with Occidental in Block 75. Occidental is the operator of Block 75 with a 75% working interest. Block 75 was awarded to Occidental of Yemen (Block 75), LLC in the Second International Bid Round for Exploration and Production of Hydrocarbons. The Production Sharing Agreement was initialled on January 28, 2007 and is now in the process of final government approval and ratification by parliament.

Block 75 encompasses 1,050 square kilometers (approximately 262,500 acres) and is located in the Marib Basin adjacent to Block S-1 where Occidental and TransGlobe are engaged in exploration and production operations. The Block 75 joint venture group plans to carry out a 3-D seismic acquisition program and the drilling of one exploration well during theFirst Exploration Period of 36 months.

With the addition of Block 75, TransGlobe is now participating in five areas in the Republic of Yemen (two Development Blocks and three Exploration Blocks). TransGlobe holds interests in over 1.32 million gross acres in the Republic of Yemen (366,000 net acres) and 5.4 million acres in The Arab Republic of Egypt (2.7 million net acres). TransGlobe is a growth oriented international energy company engaged in the exploration, development and production of crude oil and natural gas in the Republic of Yemen, the Arab Republic of Egypt and Alberta, Canada.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market orbusiness conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
/s/ Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & C.E.O.	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com